UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 6, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [April 6, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO APPLIES FOR LISTING OF STOCK OPTIONS 2003A ON THE MAIN LIST OF
THE HELSINKI STOCK EXCHANGE
(Helsinki, Finland, April 6, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation is applying for the listing of the stock options 2003A on the main list of the Helsinki Stock Exchange to commence on 2 May 2006.
The total number of stock options applied for listing is 100,000. Each stock option entitles its holder to subscribe for one Metso Corporation share. In the aggregate, the stock options entitle their holders to subscribe for 100,000 shares in Metso Corporation. The share subscription price with stock options 2003A is EUR 8.70/share as of the record day of the payment of dividend, i.e. April 7, 2006.
The share subscription period for the stock options 2003A is April 1, 2006 — April 30, 2009. The terms and conditions of the stock options 2003 are available on the Metso Corporation web site at www.metso.com.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.